02045009

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June

Transco plc
130 Jermyn Street
London SW1Y 4UR
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 18 June 2002

By:

Maria Singleterry
Authorised Signatory

14 June 2002

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

TRANSCO PLC

MERGER UPDATE

Further to the announcement on 22 April 2002 of the recommended merger of equals of Lattice Group plc ("Lattice") with National Grid Group plc ("National Grid") to create National Grid Transco (the "**Merger**"), Lattice announces that shareholder documents relating to the Merger have been published today.

Lattice is issuing a circular to its shareholders (the "**Lattice Scheme Circular**") containing details of the scheme of arrangement between Lattice and its shareholders pursuant to which the proposed Merger will be implemented as well as notices convening shareholder meetings to be held on 15 July 2002 to approve the Merger . The Lattice Scheme Circular also contains summary listing particulars of National Grid. National Grid is issuing a circular to its shareholders (the "**National Grid Circular**") convening an Extraordinary General Meeting to approve the Merger as well as publishing Listing Particulars relating to the admission to the Official List of the UK Listing Authority of up to 1,400,000,000 new ordinary shares to be issued pursuant to the Merger (the "**Listing Particulars**").

These documents will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. no. +44 20 7676 1000) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger.

The Lattice Scheme Circular is available on the Lattice website at www.lattice-group.com. Copies of the Lattice Scheme Circular and the Listing Particulars will also be available from Lattice's head office at 130 Jermyn Street, London SW1Y 4UR. The National Grid Circular and the Listing Particulars will be available on the National Grid website at www.nationalgrid.com. Copies will also be available from National Grid's head office at 15 Marylebone Road, London NW1 5JD.

Enquiries:

Investor Relations

Melissa Sellars	44 (0) 20 7389 3219
Gary Rawlinson	44 (0) 20 7389 3218

Media Relations

Gillian Home	44 (0) 20 7389 3212
Jim Willison	44 (0) 20 7389 3213

The Maitland Consultancy

Angus Maitland	44 (0) 20 7379 5151
	44 (0) 77 8526 8283

Transco

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

Transco plc

NOTIFICATION OF CHANGE TO DIRECTOR'S INTERESTS IN SHARES

The Company has today been notified that on 14 June 2002 , Lattice Group plc ordinary shares of 10p each were purchased at 178.25p per share and credited to the shareholding of the Director detailed below. The shares were purchased in accordance with the terms of the Lattice Group Dividend Reinvestment Plan, following payment on 14 June 2002 of the Lattice Group second interim dividend for the 15 months ended 31 March 2002.

Director	No. of shares purchased	Revised beneficial holding
Chris Bolt	896	32,472

17 June 2002